SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 20, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated April 20, 2007 regarding “Sony Ericsson starts 2007 with strong first quarter”.

PRESS RELEASE	April 20, 2007

Sony Ericsson starts 2007 with strong first quarter

Q1 Highlights:

•	Year-on-year volume & sales growth of 63% and 47% respectively

•	Income before tax rose 139% year-on-year to €362 million

•	W880 further strengthens Walkman® phone sales

•	Low and mid-tier products generating market share gains year-on-year

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the first quarter ended March 31, 2007 is as follows:

	Q1 2006	Q4 2006	Q1 2007
Number of units shipped (million)	13.3	26.0	21.8
Sales (Euro m.)	1,992	3,782	2,925
Gross Margin %	26.3%	29.0%	30.3%
Operating Income (Euro m.)	143	484	346
Operating Margin %	7.2%	12.8%	11.8%
Income Before Taxes (Euro m.)	151	502	362
Net income (Euro m.)	109	447	254

Average Sales Price (Euro)	149	146	134

Beginning this quarter Sony Ericsson is expanding its financial disclosure. More information can be found at the end of this report. This decision was made as a result of the company’s continuing growth and in consultation with the parent companies.

Units shipped in the quarter reached 21.8 million, a 63% increase compared to the same period last year, generating significant year-on-year market share gains and continuing the momentum of 2006. Sales for the quarter were Euro 2,925 million, representing a year-on-year increase of 47%. Income before taxes for the quarter was Euro 362 million representing a year-on-year increase of 139%. Net income for the quarter was Euro 254 million. ASP decreased to Euro 134 as we continue to expand our product portfolio successfully with mid-tier and with more competitively priced phones.

“Sony Ericsson has made a very positive start to the year selling 63% more phones in the first quarter than a year ago. The strong sales and solid financial performance demonstrate a continuation of the momentum we established last year,” said Miles Flint, President of Sony Ericsson. “We have announced a number of exciting new products during the quarter many of which are already shipping and have been well received by consumers. The company continues to develop hit model products with a clear consumer proposition that appeals to operators, and then rapidly ramp-up volume to meet market demand,” he added.

Sony Ericsson continued to build on the success of 2006 with strong growth in Asia Pacific, Latin America and Europe. The company captured market share in these markets through low and mid-tier products such as the W300 and W200 Walkman® phones and the K310 camera phone without undermining profitability. Margins improved year-on-year despite the increased proportion of mid and low tier products in the line-up illustrating management’s focus on controlling cost and maintaining margins while expanding Sony Ericsson’s appeal to a wider market.

Sony Ericsson also announced a number of attractive new products during the quarter, including two new Cyber-shot™ phones, five additional Walkman® models across a variety of price points to further strengthen its unique music offering, and its first HSDPA handset aimed primarily at the North American market.

In February in Japan Sony Ericsson started shipping the SO703i, a mobile phone with selectable Style-Up panels that include a scented sheet to match the panel’s design, for NTT DoCoMo, and the W51S, a new clam-shell phone with illuminated icons, for au (KDDI). Both phones were well received by consumers.

During the quarter Sony Ericsson made a number of strategic announcements:

Following the rapid growth in sales in the Asia Pacific region, the company announced plans to start manufacturing phones in India through its global manufacturing partners, Flextronics and Foxconn.

In February Sony Ericsson announced it had completed the acquisition of the Swedish software company UIQ Technology AB, and established a separate holding company, UIQ Holdings, to manage the business.

In March Sony Ericsson signed licensing and development agreements concerning entry-level GSM, GPRS and EDGE mobile phones with Sagem Communication (SAFRAN Group). Through this co-operation, Sony Ericsson will be able to strengthen its position in the entry level area of the market.

Sony Ericsson forecasts that the 2007 global handset market will be above 1.1 billion units. The company believes that in Q1 2007 it grew market share around 2 percentage points compared with the same period last year to over 8%.

Sony Ericsson will make a total payment of Euro 848 million to its parent companies in 2007 in the form of dividends, or both a dividend and a capital redemption.

WALKMAN® and Cyber-shot™ are trademarks or registered trademarks of Sony Corporation.

Style-Up is a trademark or a registered trademark of Sony Ericsson Mobile Communications AB.

- ENDS -

EDITOR’S NOTES:

Financial Statements and Additional Information:

Financial Statements:

Consolidated Income Statement

Consolidated Income Statement – Isolated quarters

Consolidated Balance Sheet

Consolidated Statement of Cash Flows

Consolidated Statement of Cash Flows – Isolated quarters

Additional Information:

Net Sales by Market Area by Quarter

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories and PC-cards. Established as a joint venture by Sony and Ericsson in 2001, with global corporate functions located in London, the company employs over 7,500 people worldwide, including R&D sites in Europe, Japan, China and America. Sony Ericsson celebrated the 5th anniversary of the start of the joint venture on 1st October, 2006.

Sony Ericsson is the global title sponsor of the Women's Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information on Sony Ericsson, please visit www.sonyericsson.com

CONTACTS:

Press/Media

Sony Ericsson Corporate Communications

Aldo Liguori (London) +44 208 762 5860

Merran Wrigley (London) +44 208 762 5862

Investors/Analysts

Ericsson Investor Relations

Gary Pinkham (Stockholm) +46 8 719 0858

Sony Investor Relations

Takao Yuhara (Tokyo) +81 3 6748 2180

Shinji Tomita (London) +44 207 444 9713

Sony Ericsson Media and Analyst Conference Call - Q1 2007 Business Update

20 April , 2007 (following Q1 07 Results released at 7:30 am UK time hosted by Miles Flint, President of Sony Ericsson Mobile Communications

8:00 am UK time

9:00 am Central European time (CET)

3:00 am Eastern Time US (EST)

4:00 pm Japan time (JST)

Webcast:

A live webcast of the conference call will be available at http://www.ericsson.com/ericsson/investors/

Or please click here to join the webcast directly:

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=181700&eventID=1522431

The archived webcast will be available approximately 1 hour after the completion of the conference call.

Call-in Numbers:

UK & Europe: +44 (0) 20 7138 0809

Sweden: +46 (0) 8 5876 9445

US: +1 718 354 1158

Japan: +81 (0) 3 3570 8242

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Jan-March
EUR million	2007	2006	Change

Net sales	2,925	1,992	47%
Cost of sales	-2,039	-1,469	39%

Gross margin	886	524	69%
Gross margin %	30.3%	26.3%	4%

Research and development expenses	-261	-202	29%
Selling and administrative expenses	-284	-186	52%

Operating expenses	-545	-388	40%

Other operating income, net	5	7	-30%

Operating income	346	143	142%
Operating margin %	11.8%	7.2%	5%

Financial income	18	9	109%
Financial expenses	-2	0	—

Income after financial items	362	151	139%

Taxes	-100	-34	193%
Minority interest	-9	-9	2%

Net income	254	109	133%

Number of units shipped (million)	21.8	13.3	63%
ASP (EUR)	134	149	-10%

Sony Ericsson

CONSOLIDATED INCOME STATEMENT – ISOLATED QUARTERS

	2007	2006
EUR million	Q1	Q4	Q3	Q2	Q1

Net sales	2,925	3,782	2,913	2,272	1,992
Cost of sales	-2,039	-2,686	-1,995	-1,625	-1,469

Gross margin	886	1,096	917	647	524
Gross margin %	30.3%	29.0%	31.5%	28.5%	26.3%

Research and development expenses	-261	-256	-225	-223	-202
Selling and administrative expenses	-284	-367	-287	-246	-186

Operating expenses	-545	-623	-511	-470	-388

Other operating income, net	5	10	21	26	7

Operating income	346	484	427	203	143
Operating margin %	11.8%	12.8%	14.6%	8.9%	7.2%

Financial income	18	19	8	8	9
Financial expenses	-2	0	-1	0	0

Income after financial items	362	502	433	211	151

Taxes	-100	-43	-127	-64	-34
Minority interest	-9	-12	-8	-5	-9

Net income	254	447	298	143	109

Number of units shipped (million)	21.8	26.0	19.8	15.7	13.3
ASP (EUR)	134	146	147	145	149

Sony Ericsson

CONSOLIDATED BALANCE SHEET

EUR million	Mar 31 2007	Dec 31 2006	Sept 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005
ASSETS

Total fixed and financial assets	495	469	316	311	306	274

Current assets
Inventories	498	437	578	318	277	306
Accounts receivable	1,566	1,653	1,347	1,101	908	852
Other assets	859	310	249	196	200	178
Other short-term cash investments	1,376	1,580	1,098	897	861	900
Cash and bank	668	693	763	698	568	637

Total current assets	4,968	4,673	4,035	3,210	2,813	2,873

Total assets	5,463	5,141	4,351	3,521	3,119	3,147

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity	2,033	1,781	1,353	1,048	921	1,070
Minority interest	55	45	37	59	59	46

Total equity	2,088	1,826	1,391	1,106	980	1,116

Total long-term liabilities	22	20	17	17	17	19

Accounts payable	1,316	1,276	1,118	954	799	807
Other current liabilities	2,037	2,019	1,825	1,444	1,323	1,204

Total current liabilities	3,353	3,296	2,944	2,398	2,122	2,011

Total shareholders' equity and liabilities	5,463	5,141	4,351	3,521	3,119	3,147

Net cash*	2,045	2,272	1,795	1,556	1,417	1,530

*	Net cash is defined as cash and bank plus short-term cash investments less interest bearing provisions and liabilities.

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Mar
EUR million	2007	2006
OPERATIONS
Net income	254	109
Adjustments to reconcile net income to cash	24	20

	278	129

Changes in operating net assets *	-454	53

Cash flow from operating activities	-176	182

INVESTMENTS
Investing activities	-49	-43

Cash flow from investing activities	-49	-43

FINANCING
Financing activities	- 1	- 236

Cash flow from financing activities	-1	-236

Net change in cash	-226	-97
Cash, beginning of period	2,273	1,537
Translation difference in Cash	-2	-12

Cash, end of period	2,045	1,428

*	Includes an advanced payment to Ericsson for an amount equivalent to Ericsson’s share of the dividend/redemption.

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	Jan-Mar	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar
EUR million	2007	2006	2006	2006	2006
OPERATIONS
Net income	254	447	298	143	109
Adjustments to reconcile net income to cash	24	23	20	22	20

	278	470	318	165	129

Changes in operating net assets	-454	50	-21	18	53

Cash flow from operating activities	-176	520	297	183	182

INVESTMENTS
Investing activities	-49	-26	-36	-29	-43

Cash flow from investing activities	-49	-26	-36	-29	-43

FINANCING
Financing activities	- 1	- 66	- 2	26	-236

Cash flow from financing activities	-1	-66	-2	26	-236

Net change in cash	-226	428	259	180	-97
Cash, beginning of period	2,273	1,861	1,595	1,428	1,537
Translation difference in Cash	-2	-16	7	-13	-12

Cash, end of period	2,045	2,273	1,861	1,595	1,428

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million

	2007	2006
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	1,598	2,145	1,600	1,090	1,029
Americas	365	555	417	328	250
Asia	961	1,082	896	853	713

Total	2,925	3,782	2,913	2,272	1,992

* of which Western Europe	1,078	1,478	1,115	748	674

	2007	2006
Sequential change (%)	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-26%	34%	47%	6%	-27%
Americas	-34%	33%	27%	31%	-19%
Asia	-11%	21%	5%	20%	20%

Total	-23%	30%	28%	14%	-14%

* of which Western Europe	-27%	33%	49%	11%	-35%

	2007	2006
Year over year change (%)	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	55%	52%	35%	43%	71%
Americas	46%	79%	77%	53%	53%
Asia	35%	83%	42%	33%	36%

Total	47%	64%	42%	41%	55%

* of which Western Europe	60%	45%	33%	42%	84%

	2007	2006
Year to date	0703	0612	0609	0606	0603
Europe, Middle East & Africa *	1,598	5,865	3,720	2,120	1,029
Americas	365	1,550	995	578	250
Asia	961	3,544	2,462	1,566	713

Total	2,925	10,959	7,177	4,264	1,992

* of which Western Europe	1,078	4,014	2,537	1,422	674

	2007	2006
YTD year over year change (%)	0703	0612	0609	0606	0603
Europe, Middle East & Africa *	55%	48%	46%	56%	71%
Americas	46%	68%	62%	53%	53%
Asia	35%	48%	37%	35%	36%

Total	47%	51%	45%	47%	55%

* of which Western Europe	60%	46%	46%	59%	84%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 20, 2007